SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 10-C

REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
INTERDEALER QUOTATION SYSTEM
FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
OR 15d-17 THEREUNDER

FAMILY BARGAIN CORPORATION
(Exact name of issuer as specified in charter)

315 E.  62nd Street, 6th Floor, New York, NY 10021
(Address of principal executive offices)

Issuer's telephone number, including area code (212) 980-9670

I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.	Title of security: Series A 9 1/2% Cumulative Convertible Preferred Stock.

2.	Number of shares outstanding before the change: 3,260,000.

3.	Number of shares outstanding after the change: 3,986,000.

4.	Effective date of change: March 14, 1996.

5.	Method of change: 	Specify method (such merger, acquisition, exchange,
Distribution, stock split, reverse split, acquisition of stock for treasury, etc.)


Issuance

Give brief description of transaction. The Issuer sold 726,000 shares of Series A 9 1/2% Cumulative Convertible Preferred Stock in an offshore offering in accordance with Regulation S.

II.  CHANGE IN NAME OF ISSUER

1.	Name prior to change:	N/A

2.	Name after change:	N/A

3.	Effective date of charter amendment changing name:		N/A

4.	Date of shareholder approval of change, if required:		N/A

Date: March 19, 1996


	/s/ John A. Selzer

	By:	John A.  Selzer
	Title:	President and Chief Executive Officer